

# Greg Kershner · 3rd

Entrepreneur - Expertise for Food and Beverage Production

Atlanta, Georgia, United States · 357 connections ·

Contact info

GT Entrepreneur

Georgia Institute of Technology

## Experience

### Entrepreneur
GT Entrepreneur
1997 – Present · 24 yrs
Greater Atlanta Area

Always open to new ideas and disruptive technologies to improve food and beverage production and operations.

### InterTech
24 yrs

**President**
2011 – Present · 10 yrs
Greater Atlanta Area

For nearly 30 years, InterTech has helped hundreds of clients improve their manufacturing lines and processes. From the moment your raw materials enter your facility until your finished product is ready to ship out the door, InterTech's engineers can design and install a single line, a new facility, refurbish an existing plant, or help you develop a multi-sit ...see more

**Utilities Infrastructure Support**
1997 – 2011 · 14 yrs
Greater Atlanta Area

### President
Process Systems USA
1997 – Present · 24 yrs
Greater Atlanta Area

### Sales Engineer
York International
1982 – 1997 · 15 yrs
Greater Atlanta Area

## Education

### Georgia Institute of Technology
Bachelor of Science in Mechanical Engineering, Mechanical Engineering